EXHIBIT 12

GAS TRANSMISSION NORTHWEST CORPORATION

EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

($ in millions)

	For the Three Months Ended
Ratio of Earnings to Fixed Charges	March 31, 2004	March 31, 2003
Earnings
Net income	$16.3	$16.4
Adjustments:
Income taxes	10.3	10.5
Fixed charges (as below)	9.7	10.1

Total adjusted earnings	$36.3	$37.0

Fixed charges:
Net interest expense	$9.5	$9.9
Adjustments:
Interest component of rents	0.1	0.1
AFUDC debt	0.1	0.1

Total fixed charges	$9.7	$10.1

Ratio of earnings to fixed charges	3.7	3.7